--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES:  DECEMBER 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   Credit Suisse First Boston, on behalf        Duane Reade Inc. (DRD)
   of the investment banking business of                                                                           X
   Credit Suisse First Boston business                                                          ----- Director    ----  10% Owner
   unit
---------------------------------------------------------------------------------------------  -----  Officer     ----  Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for              (give title       (specify
                                                Number of Reporting        Month/Year                  below)            below
                                                Person (Voluntary)                            -----------------  ------------------
   11 Madison Avenue
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
  New York        NY                10010                                                        Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3/27/02    J(19)    472,444    D                   1,922,383       I       (1) (12) (15)
                                                                                                                          (17) (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3/27/02    J(19)     18,815    D                      76,558       I       (2) (12) (15)
                                                                                                                          (17) (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3/27/02    J(19)     23,232    D                      94,533       I       (3) (12) (15)
                                                                                                                          (17) (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3/27/02    J(19)     27,621    D                     112,391       I       (4) (13) (15)
                                                                                                                          (17) (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3/27/02    J(19)     10,258    D                      41,738       I       (5) (13) (15)
                                                                                                                          (17) (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3/27/02    J(19)      7,639    D                      31,082       I       (6) (12) (15)
                                                                                                                          (17) (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3/27/02    J(19)      1,490    D                       6,062       I       (7) (12) (15)
                                                                                                                          (17) (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3/27/02    J(19)      2,121    D                       8,632       I       (8) (12) (14)
                                                                                                                     (15) (17) (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3/5/02     S          17,032    D   $33.43                         I      (9) (15) (17)
                                                                                                                              (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3/6/02     S          22,865    D   $33.34                         I      (9) (15) (17)
                                                                                                                              (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3/7/02     S           3,279    D   $32.79                         I      (9) (15) (17)
                                                                                                                              (18)
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                                             Page 1 of 8

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $.01 per share   3/8/02     S          23,908    D   $32.72                    I           (9) (15) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/11/02    S          16,796    D   $32.45      425,190       I           (9) (15) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/5/02     S          18,273    D   $33.43                    I          (10) (14) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/6/02     S          24,533    D   $33.34                    I          (10) (14) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/7/02     S           3,517    D   $32.79                    I          (10) (14) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/8/02     S          25,652    D   $32.72                    I          (10) (14) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/11/02    S          18,025    D   $32.45      456,211       I          (10) (14) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/5/02     S           2,538    D   $33.43                    I          (11) (16) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/6/02     S           3,407    D   $33.34                    I          (11) (16) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/7/02     S             489    D   $32.79                    I          (11) (16) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/8/02     S           3,563    D   $32.72                    I          (11) (16) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/11/02    S           2,503    D   $32.45       63,363       I          (11) (16) (17)
                                                                                                                     (18)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/27/02    J(20)      20,000    A                40,000       I             (18) (21)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/27/02    J(20)       7,500    A                15,000       I             (18) (22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/27/02    J(20)       3,750    A                 7,500       I             (18) (23)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/27/02    J(20)       6,250    A                12,500       I             (18) (24)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/27/02    J(25)       5,205    A                             I             (18) (26)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/5/02     S           1,057    D   $33.43                    I             (18) (26)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/6/02     S           1,419    D   $33.34                    I             (18) (26)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/7/02     S             203    D   $32.79                    I             (18) (26)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/8/02     S           1,484    D   $32.72                    I             (18) (26)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/11/02    S           1,042    D   $32.45        5,205       I             (18) (26)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/27/02    J(27)       3,386    A                             I             (18) (28)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/5/02     S             688    D   $33.43                    I             (18) (28)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/6/02     S             923    D   $33.34                    I             (18) (28)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/7/02     S             132    D   $32.79                    I             (18) (28)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/8/02     S             965    D   $32.72                    I             (18) (28)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/11/02    S             678    D   $32.45        3,386       I             (18) (28)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/27/02    J(29)         623    A                             I             (18) (30)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/4/02     S             279    D   $33.66                    I             (18) (30)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/5/02     S             344    D   $33.45          623       I             (18) (30)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/27/02    J(31)         781    A                             I             (18) (32)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/5/02     S             159    D   $33.43                    I             (18) (32)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/6/02     S             213    D   $33.34                    I             (18) (32)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/7/02     S              31    D   $32.79                    I             (18) (32)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/8/02     S             223    D   $32.72                    I             (18) (32)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/11/02    S             155    D   $32.45          781       I             (18) (32)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/27/02    J(33)         372    A                             I             (18) (34)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/5/02     S              75    D   $33.43                    I             (18) (34)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/6/02     S             101    D   $33.34                    I             (18) (34)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/7/02     S              15    D   $32.79                    I             (18) (34)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/8/02     S             106    D   $32.72                    I             (18) (34)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/11/02    S              75    D   $32.45          372       I             (18) (34)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/27/02    J(35)         875    A                             I             (18) (36)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/5/02     S             178    D   $33.43                    I             (18) (36)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/6/02     S             239    D   $33.34                    I             (18) (36)
------------------------------------------------------------------------------------------------------------------------------------
                                 Page 2 of 8 Pages


------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)

Common Stock, par value $.01 per share   3/7/02     S              34    D   $32.79                    I             (18) (36)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/8/02     S             249    D   $32.72                    I             (18) (36)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   3/11/02    S             175    D   $32.45          875       I             (18) (36)
------------------------------------------------------------------------------------------------------------------------------------

                                 Page 3 of 8 Pages


FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

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

Explanation of Responses:
See Attachment A for additional footnotes.

                                             Credit Suisse First Boston, acting
                                             solely on behalf of the investment
                                             banking business of Credit Suisse
                                             First Boston business unit

                                             /s/ IVY DODES             4/10/02
                                             -----------------------   --------
                                             By: IVY DODES,            Date
                                                 MANAGING DIRECTOR


**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                          Page 4 of 8 Pages

                                                             Attachment A

                            Explanation of Responses

(1) These securities are held directly by DLJ Merchant Banking Partners II, L.P. ("Partners II"), which is a partnership.

(2) These securities are held directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A"), which is a partnership.

(3) These securities are held directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II"), which is a partnership.

(4) These securities are held directly by DLJ Diversified Partners, L.P. ("Diversified"), which is a partnership.

(5) These securities are held directly by DLJ Diversified Partners-A, L.P. ("Diversified-A"), which is a partnership.

(6) These securities are held directly by DLJ Millennium Partners, L.P. ("Millennium"), which is a partnership.

(7) These securities are held directly by DLJ Millennium Partners-A, L.P. ("Millennium-A"), which is a partnership.

(8) These securities are held directly by DLJ EAB Partners, L.P. ("EAB"), which is a partnership.

(9) These securities are held directly by DLJMB Funding II, Inc. ("Funding II"), which is a Delaware corporation.

(10) These securities are held by DLJ First ESC, L.P. ("ESC"), which is a partnership.

(11) These securities are held directly by UK Investment Plan 1997 Partners ("1997 Partners").

(12) DLJ Merchant Banking II, Inc. ("MB II Inc.") is the Managing General Partner of each of Partners II, Partners II-A, Millennium and Millennium-A and Advisory General Partner of Offshore Partners II. In addition, DLJ Merchant Banking II, LLC ("MB II LLC") is the Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB II Inc. is also the Managing Member of MB II LLC.

(13) DLJ Diversified Partners, Inc. ("Diversified Partners") is the General Partner of each of Diversified and Diversified-A. DLJ Diversified Associates, L.P. ("Diversified Associates") is the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates.

(14) DLJ LBO Plans Management Corp. is the Managing General Partner of EAB and ESC.

(15) DLJ Capital Investors, Inc. ("DLJCI") is the sole stockholder of each of MB II Inc., Diversified Partners and Funding II.

                             Page 5 of 8 Pages

(16) These securities are held indirectly by UK Investment Plan 1997, Inc. ("Plan 1997"), General Partner of 1997 Partners.

(17) Credit Suisse First Boston (USA) Inc. ("CSFB-USA"), a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc., is the sole stockholder of DLJCI, DLJ LBO Plans Management Corporation and Plan 1997.

(18) In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

         The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

         The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

(19) Distribution of securities to partners of the limited partnership on a pro rata basis.

(20) Pro rata distribution from Partners II, of which the direct holder of such securities is a partner.

(21) These securities are held directly by WSW 1996 Buyout Fund L.P., which is a partnership and itself a partner of Partners II.

(22) These securities are held directly by WSW 1996 Buyout Fund II L.P., which is a partnership and itself a partner of Partners II.

                             Page 6 of 8 Pages

(23) These securities are held by WSW 1996 Exchange Fund L.P., which is a partnership and itself a partner of Partners II.

(24) These securities are held by WSW 1995 Exchange Fund L.P., which is a partnership and itself a partner of Partners II.

(25) Pro rata distribution of 4,677 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner; pro rata distribution of 186 shares of Common Stock from Partners II-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 76 shares of Common Stock from Millenium, of which the direct holder of such Common Stock is a partner; pro rata distribution of 15 shares of Common stock from Millenium-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 21 shares of Common Stock from EAB; of which the direct holder of such Common Stock is a partner; and pro rata distribution of 230 shares of Common Stock from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(26)     These securities are held directly by MB II LLC.

(27) Pro rata distribution of 1,483 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner; pro rata distribution of 3 shares of Common Stock from Partners II-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 704 shares of Common Stock from Millenium, of which the direct holder of such Common Stock is a partner; pro rata distribution of 694 shares of Common stock from Millenium-A, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 500 shares of Common Stock from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(28)     These securities are held directly by MB II Inc.

(29) Pro rata distribution of 255 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 368 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(30) These securities are held by DLJ Strategic Partners, L.P., which is a partnership and itself a partner of Diversified and Diversified-A.

(31) Pro rata distribution of 368 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 413 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(32)     These securities are held directly by Diversified Partners.

(33) Pro rata distribution of 272 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 100 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(34)     These securities are held directly by Diversified Associates.

(35) Pro rata distribution of shares of Common Stock from EAB, of which the direct holder of such Common Stock is a partner.

(36)     These securities are held directly by DLJ LBO Plans Management Corp.

                             Page 7 of 8 Pages

(37) Pro rata distribution of shares of Common Stock from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(38) These securities are held directly by DLJ Offshore Management N.V., which is a partner of Offshore Partners II.

                             Page 8 of 8 Pages